FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the Completion of the Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., attached with the announcement from PT Salim Ivomas Pratama on the Tender Offer Plan.**

Dated this 3rd day of November, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Print this page

Miscellaneous
* Asterisks denote mandatory infonnation

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	02-Nov-2007 19:02:33
Announcement No.	00137

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Completion - Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK
Description	Please see attached.
Attachments:	Announcement-ESCompletion.pdf Total size = 143K (2048K size limit recommended)

Close Window

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

(A) The proposed acquisition by Indofood Agri Resources Ltd.'s (the "Company's") subsidiary, PT Salim Ivomas Pratama ("PT SIMP"), of (i) an aggregate of 500,095,000 issued ordinary shares ("Lonsum Shares") in the share capital of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum") and (ii) US$47,000,000 mandatory convertible notes due 2009 ("MCNs") issued by Lonsum which are convertible at face value into 269,343,500 Lonsum Shares, representing an aggregate interest of approximately 56.4% of the enlarged issued share capital of Lonsum assuming conversion of the MCNs (the "Enlarged Capital"), for a total cash consideration of approximately S$810.0 million;

(B) The proposed acquisition by the Company of 109,521,000 Lonsum Shares (the "ES Sale Shares"), representing an interest of approximately 8.0% of the Enlarged Capital, for a consideration of approximately S$125.1 million to be satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company at the issue price of S$1.2758 per new share; and

(C) The proposed acquisition by PT SIMP of the remaining Lonsum Shares, representing approximately 35.6% of the Enlarged Capital, by way of a tender offer,

(collectively, the "Proposed Transactions").

Terms and references used in this Announcement which have not been defined herein bear the same meaning as ascribed to them in the circular to shareholders of the Company dated 2 October 2007 (the "**Circular**").

Further to the issue of the Circular and the subsequent announcements by the Company on 23 October 2007 and 30 October 2007 in relation to the Proposed Transactions, the Board of Directors of the Company wishes to announce that:-

(i) PT SIMP has on 31 October 2007 completed the acquisition of the MCNs from the Ashmore Funds (the "**MCN Acquisition**") and converted the MCNs into 269,343,500 Lonsum Shares, representing approximately 19.7% of the Enlarged Capital; and

(ii) the Company has today completed the acquisition of the ES Sale Shares (the "**ES Acquisition**"), representing approximately 8.0% of the Enlarged Capital. The consideration for the ES Acquisition of approximately S$125.1 million[1] has been satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company to Palm Capital Pte. Ltd., a company beneficially owned by ES, at the issue price of S$1.2758 per new share.

Following the completion of the MCN Acquisition, the conversion of the MCNs and the completion of the ES Acquisition, the Group's shareholding interest in Lonsum has increased from approximately 45.7%

---

1 S$125.1 million is the Singapore dollar equivalent at the agreed exchange rate of S$1: Rp5,688.99, of approximately Rp711.9 billion, being the number of ES Sale Shares multiplied by Rp6,500 per Lonsum Share.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

(before conversion of the MCNs) to approximately 64.4% of the Enlarged Capital. Lonsum has therefore become a subsidiary of the Company.

As the new controlling shareholder of Lonsum, PT SIMP has today published a tender offer plan (the "**Tender Offer Plan**") for the remaining Lonsum Shares (amounting to approximately 35.6% of the Enlarged Capital) at the price of Rp6,900 per Lonsum Share as determined based on Item 8.(c) of BAPEPAM-LK Rule No. IX.H.1. Please refer to the attached announcement by PT SIMP of the Tender Offer Plan.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
2 November 2007

ANNOUNCEMENT

OF TENDER OFFER PLAN

PT SALIM IVOMAS PRATAMA

On 25 May 2007 ("Announcement Date of Proposed Transaction") it was announced that PT Salim Ivomas Pratama ("SIMP"), a subsidiary of PT Indofood Sukses Makmur Tbk ("Indofood") proposed to acquire a majority stake in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("LSIP").

The proposed acquisition comprised the following:

1. Purchase by SIMP of;
   (i) an aggregate of 500,095,000 shares of LSIP; and
   (ii) USD 47,000,000 Mandatory Convertible Notes issued by LSIP, which are convertible into an aggregate of 269,343,500 LSIP Shares ("MCN");
   representing approximately 58.4% of the total issued shares of LSIP after conversion of all the MCN ("LSIP Enlarged Capital"), for an aggregate consideration of approximately Rp 6.0 trillion to be paid in cash,
2. Purchase by Indofood Agri Resources Ltd ("IndoAgri"), a subsidiary of Indofood, of 109,521,000 LSIP shares, representing approximately 8.0% of LSIP Enlarged Capital, for an aggregate consideration of approximately Rp 711.9 billion to be satisfied by the allotment and issuance of 98,082,830 new shares of IndoAgri which represents approximately 6.8% of the total shares of IndoAgri after the issuance of such new shares,

(collectively referred to as the "Purchase Transactions").

The abridged circular relating to the Purchase Transactions were published on 21 September 2007 in 2 (two) daily newspapers in Indonesian language, namely Kompas and Bisnis Indonesia as well as 1 (one) daily newspaper in English language, namely The Jakarta Post.

On 31 October 2007, the purchase transaction by SIMP has been fully completed and SIMP has converted all the MCN into 269,343,500 (two hundred sixty nine million three hundred fourty three thousand and five hundred) new shares of LSIP than SIMP owns 769,438,500 (seven hundred sixty nine million four hundred thirty eight thousand and five hundred) shares of LSIP, representing approximately 58.4 % of LSIP Enlarged Capital.

In accordance with Indonesian Capital Markets and Financial Institutions Supervisory Agency ("Bapepam-LK") Regulation No. IX.F.1 regarding Tender Offers, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-04/PM/2002 dated 3 April 2002 ("Bapepam Regulation No. IX.F.1") and Bapepam-LK Regulation No. IX.H.1 regarding Public Company Takeover, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-05/PM/2002 dated 3 April 2002 ("Bapepam Regulation No. IX.H.1"), SIMP as the new controlling shareholder of LSIP, is required to make a tender offer for the remaining LSIP shares owned by the public. Assuming the remaining LSIP shares comply with Bapepam Regulation No. IX.H.1 point 2, the remaining LSIP shares required to be purchased by SIMP will be 485,613,293 (four hundred eighty five million six hundred and thirteen thousand two hundred and ninety three) shares of LSIP ("Remaining LSIP Shares"), representing approximately 35.6% of LSIP Enlarged Capital.

The Board of Directors of SIMP wishes to announce its plan to conduct a tender offer on the Remaining LSIP Shares ("Tender Offer Transaction").

1. Party Conducting the Tender Offer Transaction

SIMP is a limited liability company duly incorporated under the laws of the Republic of Indonesia and domiciled in Sudirman Plaza - Indofood Tower, 11th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910 - Indonesia. SIMP was established based on Deed No. 65 dated 12 August 1992 made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. The said Deed was approved by the Minister of Justice of the Republic of Indonesia based on its Decree No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered in the District Court of South Jakarta on 18 October 1993 under No. 977/A/PT/HKM/1993/PN.JakSel and published in the State Gazette of the Republic of Indonesia No. 101/5933 dated 17 December 1993.

The Articles of Association of SIMP has been amended several times, the latest amendment of the Articles of Association of SIMP was based on Deed No. 28 dated 8 January 2007 and Deed No. 46 dated 12 January 2007, both made before Herdimansyah Chaidirsyah S.H., Notary in Jakarta, has been approved by the Minister of Law and Human Rights of the Republic of Indonesia based on its Decree No. W7-00678 HT.01.04-TH.2007 dated 18 January 2007, and registered at Company Registry Office No. 630/RUB.09.03/VII/2007 dated 31 July 2007 and published in the State Gazette of the Republic of Indonesia No. 66/8401 dated 16 August 2007.

SIMP is engaged in the business of oil palm plantation including its processing mills which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products.

2. Terms and conditions of the Tender Offer Transaction

- Pursuant to Bapepam Regulation No. IX.H.1, the Tender Offer Transaction will be conducted at a price of Rp 6,900 (Six thousand nine hundred Rupiah) per LSIP share, which represents the highest share price of LSIP quoted on the Jakarta Stock Exchange and the Surabaya Stock Exchange within the last 90 (ninety) days period prior to the Announcement Date of the Proposed Transaction.
- The Tender Offer Transaction will be conducted for 14 (fourteen) days from the announcement in daily newspapers that the Tender Offer Statement is effective.
- In accordance with the Bapepam Regulation No. IX.H.1 point 2, the public shareholders who are eligible to participate in the Tender Offer Transaction are shareholders who own LSIP shares prior to 2 November 2007, as the announcement date of this Tender Offer plan and/or shareholders who are registered in the register of account holders of LSIP as at 1 November 2007. SIMP is not obliged to purchase the Remaining LSIP Shares which do not comply with such provision.
- The implementation of the Tender Offer Transaction for the Remaining LSIP Shares will be conducted through the Jakarta Stock Exchange. Therefore, the shareholders of the Remaining LSIP Shares who hold the LSIP Shares in scrip form and who wish to participate in the Tender Offer Transaction must convert their shares into scripless form in advance and at their own expense.

3. Statement of Sufficiency of Funds

SIMP hereby declares that it has sufficient funds to finance the Tender Offer Transaction as stated in its letter dated 1 November 2007. Such statement was confirmed by the letter from PT Kim Eng Securities dated 1 November 2007.

4. Others

With the approval of Bapepam-LK, the Tender Offer Transaction may be cancelled if the terms and conditions as mentioned above as determined by SIMP are not fulfilled.

SIMP will submit the Tender Offer Statement containing information relating to SIMP, LSIP and the Tender Offer Transaction to Bapepam-LK in order to obtain the effective statement.
The Tender Offer Statement will also be submitted to the Jakarta Stock Exchange, Surabaya Stock Exchange and LSIP.

This announcement is prepared to comply with Bapepam Regulation No. IX.F.1.

Jakarta, 2 November 2007

PT SALIM IVOMAS PRATAMA

Board of Directors

END